Exhibit 99.1

VNET Announces the Completion of the Repurchase Right Offer for Its 0.00% Convertible Senior Notes due 2026

BEIJING, February 5, 2024 —VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced the completion of its previously announced repurchase right offer relating to its 0.00% Convertible Senior Notes due 2026 (CUSIP No. 90138V AB3) (the “Notes”). The repurchase right offer expired at 5:00 p.m. (New York City time) on Tuesday, January 30, 2024. Based on information from Citibank, N.A. as the paying agent for the Notes, US$600,000,000 aggregate principal amount of the Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. The aggregate cash purchase price of these Notes is US$600,000,000. The Company has completed the payment of the Repurchase Price to the relevant Holders whose Notes were surrendered and accepted for repurchase and such Notes have been successfully canceled. As of February 5, 2024, there are no outstanding Notes.

Mr. Josh Sheng Chen, Founder and Co-Chairperson of VNET, commented, “Long-termism is a cornerstone of VNET’s vision. Our successful completion of the convertible senior notes repurchase demonstrates our commitment to high-quality, long-term development as well as our strong strategic execution. Moving forward, we will continue to pursue sustainable growth fostering prosperity for the Company and creating value for all of our stakeholders.”

Mr. Jianbiao Zhu, Chief Executive Officer of Shandong Hi-Speed Holdings Group Limited (“SDHG”) and Co-Chairperson of VNET, added, “As a state-holding enterprise, SDHG shares VNET’s dedication to long-term sustainable development. We view the convertible senior notes repurchase as a pivotal step towards the Company’s robust future and remain confident in VNET’s value proposition and growth potential in the long run.”

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s liquidity conditions; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com